Mail Stop 4-7

      May 25, 2005

Steven L. Childers
Chief Financial Officer
Consolidated Communications Illinois Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

	RE:	Consolidated Communications Illinois Holdings, Inc.
		Amendment No. 4 to Registration Statement on Form S-1
		Filed May 16, 2005
		File No. 333-121086

Dear Mr. Childers:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dividend Policy and Restrictions, page 34

1. We note that your estimated capital expenditures during the year following the closing of this offering as presented on page 37 are less than actual amounts incurred during the year ended December 31,
2004 and the twelve months ended March 31, 2005. You should revise to address the fact that, if your capital expenditures in the next year are equal to or greater than the actual amounts incurred during the year ended December 31, 2004, and the twelve months ended March
31, 2005, your Estimated Minimum Bank EBITDA would have to be commensurately greater in order to pay dividends at the expected level.

2. We note that the historical estimated cash available to pay dividends as presented on page 38 would not have been sufficient to pay dividends according to your dividend policy. Although you address the reasons why cash available to pay dividends would not have been sufficient for the year ended December 31, 2004 and the twelve months ended March 31, 2005, based on historical EBITDA (not contemplating any pro forma adjustments as presented on page 37) on page 36, you have not addressed the reasons why you would not have been able to pay full cash dividends according to your dividend policy based on pro forma Bank EBITDA.

Considering your assertion that pro forma Bank EBITDA closely reflects your ability to generate cash available to pay dividends following the offering, as opposed to historical EBITDA, clearly present the amount of the deficiency in estimated cash available to pay dividends according to your dividend policy for the year ended December 31, 2004 and quantify the amount of the reduction in per share dividends that would have been necessary. You should also explain in sufficient detail why you believe that you will be able to pay the intended dividends during the year following the offering, even though historical amounts for the year ended December 31, 2004 would indicate otherwise.

3. In light of your new disclosure on page 38 that the estimated cash available to pay dividends would not have been sufficient to pay dividends for the year ended December 31, 2004, based on pro forma Bank EBITDA, please revise your summary reference to the dividend policy on page 5 and the risk factor on page 13 to reflect this fact.

4. Footnote (2) on page 38 states that the tables above do not reflect any repayment of principal on any debt because your amended and restated credit agreement and the indenture will not require any amortization prior to the applicable maturity dates. Your discussion of your assumptions and considerations on page 42 should highlight those important facts, as well as specifically state your implied assumption that those liabilities will be refinanced when due; otherwise, cash available to pay dividends will be reduced.

5. We note in the second full paragraph on page 43 that you intend to retain sufficient cash after the payment of dividends to permit the pursuit of growth opportunities that do no require material capital investments. However, your previous tables of Estimated Cash Available to Pay Dividends Based on Estimated Minimum Bank EBITDA and
Pro Forma Bank EBITDA and Estimated Cash Available to Pay Dividends reflects no provision for cash reserves. You should either provide for estimated cash reserves in these tables or include a footnote that indicates why you have not done so.

6. In your discussion of State Regulatory Requirements on page 45, you list several conditions that the ICC imposed on ICTC with respect to the payment of dividends. Specifically address whether you expect to meet the various conditions to allow ICTC to pay dividends to you if you achieve the Estimated Cash Available to Pay Dividends Based on the Estimated Minimum Bank EBITDA previously presented.



Pro forma Bank EBITDA and Estimated Cash Available to Pay
Dividends,
page 37

7. We note your response to comment 2. Please revise footnotes 18 and 19 to disclose that the partnership income, dividend income and partnership distributions presented in these adjustments include the results of TXUCV as if they had been acquired on January 1, 2004.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
P-1

8. We note the response to comment 12, and we refer to the decision made by TXUCV`s management to account for their 2.34% investment in
GTE Mobilnet of South Texas under the equity method.  In EITF
Topic
D-46 "Accounting for Limited Partnership Investments," guidance is provided that the use of the equity method is required unless the investor`s interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies", and goes on to state that "practice generally has viewed investments of more than 3 to 5 percent to be more than minor."

We recognize that the determination as to whether TXUCV`s interest in
GTE Mobilnet of South Texas gave them sufficient influence such that the application of the equity method was appropriate is one that required significant judgment by TXUCV`s management, and relied heavily upon the facts and circumstances in existence at each of the respective financial reporting periods. We continue to question whether TXUCV`s 2.34% investment in GTE Mobilnet of South Texas gave them sufficient influence such that the equity method was appropriate for each financial reporting period. However, in light of the significant level of management judgment required and in light of the periods under review, we must rely upon management`s determination, as these individuals were in possession of all of the facts in existence at the time these determinations were made. We further note the concurrence of TXUCV`s auditors with management`s determinations as to the appropriateness of the use of the equity method for GTE Mobilnet of South Texas.

With respect to the 2.34% investment in GTE Mobilnet of South Texas, revise to provide the following disclosures:
* State that the partnership income recognized for this investment during the period it was owned by TXUCV will not continue in the future;
* Quantify the amount of income included in the pro formas related to
GTE Mobilnet of South Texas;
* Explain why there has been a change in accounting for the investment in GTE Mobilnet of South Texas;
* Explain what will be recognized by Consolidated Communications Illinois Holdings related to GTE Mobilnet of South Texas (i.e., income will be generated to the extent there are cash distributions, and then only to the extent these distributions are not deemed to represent a return of capital); and
* Any other disclosures necessary to explain to a reader the impact of the change in accounting for GTE Mobilnet of South Texas.

Consolidated Communications Holdings, Inc. Financial Statements, page F-1

Consolidated Balance Sheet, page F-4

9. We note your response to comment 8. It does not appear that you have labeled your Balance Sheet as "restated" to reflect the change in the purchase price allocation of TXUCV. Please revise accordingly.


*  *  *  *

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney,
at (202) 551-3378 or me at (202) 551-3810 with any other
questions.

							Sincerely,


							Michele M. Anderson
							Legal Branch Chief

cc:	Alexander A. Gendzier, Esq.
	Fax:  212-556-2222
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Steven L. Childers
Consolidated Communications Illinois Holdings, Inc.
May 25, 2005
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